UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41421

Alvotech
(Translation of registrant's name into English)

9, Rue de Bitbourg,
L-1273 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Earnings Release

On March 20, 2024, Alvotech issued a press release announcing its financial results for the fourth quarter and year ended December 31, 2023. A copy of this press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Reports

On March 20, 2024, Alvotech published a corporate governance report for 2023 (the “Corporate Governance Report”) and a non-financial disclosure report for 2023 (the “ESG Report”). Copies of the Corporate Governance Report and ESG Report are furnished as Exhibits 99.2 and 99.3 to this Report on Form 6-K.

Business Update Conference Call

Alvotech will conduct a business update conference call and live webcast on Thursday, March 21, 2024, at 8:00 am ET (12:00 pm GMT). A live webcast of the call and the presentation will be available on the company’s website under News and Events – Events and Presentations, where you will also be able to find a replay of the webcast, following the call for 90 days.

Incorporation by reference

The information in this Report on Form 6-K, including Exhibits 99.1, 99.2, and 99.3 hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated March 20, 2024
99.2	Corporate Governance Report
99.3	ESG Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alvotech
(Registrant)

Date: March 20, 2024	/s/ Tanya Zharov
Tanya Zharov
General Counsel